SHIN SATELLITE

05012700

RECEIVED

2005 NOV 21 P 12:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 11, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 064/2005 and SSA-472/2005**

Subject: 1. Notification of the Resolution of the Board of Directors' Meeting No.8/2005.
2. Submission of the Reviewed Financial Statements for the Third quarter of Year 2005

Date: November 11, 2005

Attachment: Submission of the Reviewed Financial Statements for the Third quarter of Year 2005 and Management's Discussion and Analysis for the third quarter of Year 2005.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 11/22

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2005

RECEIVED
2005 NOV 21 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref No. SSA-CP 064/2005

11th November 2005

Subject: Notification of the Resolution of the Board of Directors' Meeting No.8/2005

To: The President
Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company") at its meeting no.8/2005 held on 11th November 2005 at the Meeting Room of Anantara Resort and Spa, Hua Hin District, Prachuab Kirikhan Province, passed the following resolutions:

1. approving the minutes of the Board of Directors' meeting no.7/2005 held on 8th August 2005;
2. acknowledging the resignation of Mrs. Nilaya Malakul Na Ayudhya from the positions of director and member of the Audit Committee due to failing health, effective from 15th November 2005, and the Company is the process of finding candidate to fill the vacant positions.
3. approving the Company's balance sheet, profit and loss account and cashflow statement for the third quarter of the year 2005 ending on 30th September 2005;
4. approving the additional investment for the Thaicom 5 Satellite Project in the amount of US$ 1.1 million, totaling US$101.1 million;

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2005

Ref No. SSA-472/2005

11 November 2005

Subject: Submission of the Reviewed Financial Statements for the Third quarter of Year 2005

To: The President
The Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the Third quarter of Year 2005 Thai Language Version
(2) One set of the Reviewed Financial Statements for the Third quarter of Year 2005 English Language Version
(3) Management Discussion and Analysis for the Third quarter of Year 2005

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the third quarter of year 2005, ended September 30, 2005 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the third quarter of year 2005 of Baht 1,439 million and consolidated net profit for third quarter of year 2005 of Baht 145 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the third quarter of year 2005 (Q3/2005) amounted to Baht 1,439 million, an increase of Baht 277 million or 23.8% over the same period last year (Baht 1,162 million). This was due to:
   - Revenue from transponders and related services in Q3/2005 was Baht 872 million, an increase of Baht 181 million or 26.2% compared to Baht 691 million for the same period last year. This was due to:
     - IPSTAR service revenue was Baht 231 million, an increase of Baht 183 million or 381.3% compared to Baht 48 million in Q3/2004. This was primarily because the Company sold 5,213 IPSTAR User Terminals (UT) in this quarter, compared to 614 sets in the same quarter last year.
     - Revenue from the Thaicom business was Baht 641 million, a decrease of Baht 2 million or 0.3%, from Baht 643 million in Q3/2004.
   - Revenue from the telephone network business was Baht 511 million, an increase of Baht 118 million, or 30.0%, compared to Baht 393 million in Q3/2004. This was mainly due to an increase in prepaid mobile subscriber. As of the end of Q3/2005, LTC and Camshin have 423,000 and 201,750 subscribers respectively, an increase of 72.9% and 40.0% over the same period last year.

- Revenue from the Internet business in Q3/2005 was Baht 15 million, down slightly from Baht 18 million in Q3/2004.
- Other income was Baht 12 million this quarter, dropped by Baht 5 million from the same quarter last year.
- The share of net results from investment was Baht 29 million, down from Baht 43 million in the same period of 2004. This was due to the drop in CS Loxinfo Pcl. ("CSL")'s performance because of fierce price competition in the Internet industry. However, CSL has maintained its quality and provided variety of value-added service in order to serve customer's needs.

2. The Company's consolidated expenses for the third quarter 2005 amounted to Baht 1,214 million, an increase of Baht 221 million or 22.3% over the same period last year (Baht 993 million). This was due to:

- The Company reported total costs for Q3/2005 of Baht 954 million, an increase of Baht 240 million or 33.6% compared to Baht 714 million in Q3/2004. This was in line with an increase in revenue from IPSTAR and the telephone business. Costs accounted for 68.2% of sales and service income, rising from 64.8% in Q3/2004. This was due to:
  - Costs relating to transponder leasing and related services were Baht 675 million, an increase of 39.8% from Baht 483 million in Q3/2004. Cost of providing IPSTAR service increased by Baht 131 million, caused by an increase in the cost of sales of UTs, corresponding to an increase in the sales volume. Additionally, costs relating to the Thaicom business increased Baht 61 million from the same period last year, due to an increase in amortization of Thaicom 3 satellite, resulted from its shorter useful life. The estimated useful life of Thaicom 3 has been reduced to 2.5 years.
  - Costs relating to the telephone business amounted to Baht 254 million, an increase of 21.0% from Baht 210 million for Q3/2004. This was because of an increase in the amortization of telephone network equipment.
  - Costs associated with the Internet business for Q3/2005 were Baht 25 million, a slight increase from the same quarter last year of Baht 21 million.
- SG&A, was Baht 235 million in Q3/2005, a decrease of Baht 38 million, or 13.9% compared to Baht 273 million in Q3/2004. The was due to a smaller doubtful expenses offset by an increase in marketing expenses, resulted from the Company held and live broadcast the IPSTAR launching ceremony on August 11, 2005 as well as advertised on many medias to promote IPSTAR services.
- The Company reported a loss of Baht 24 million from foreign exchange in Q3/2005, while recorded a loss of Baht 6 million in the same period the previous year.

3. Interest expense was Baht 33 million, an increase of Baht 1 million, or 3.1%, compared to Baht 32 million in Q3/2004. This was due to an upward trend in the interest rate.

4. The Company's income tax expense was Baht 47 million in Q3/2005, compared to Baht 41 million in Q3/2004.

Overview

Net Profit was Baht 145 million, increased by 51% from Q3/04

Shin Satellite Plc's net profit in the Third Quarter of 2005(Q3/05) was Baht 145 million, an increase of 51.0% from Baht 96 million in the same period last year. This was primary due to a 26.9% increase in consolidated sales and service income supported by a 13.9% decrease in selling and administrative expenses (SG&A).

The Company's total shared net income from its associate was Baht 29 million. The Company received a dividend for the first half of 2005 from CS Loxinfo Pcl. of Baht 30 million within this quarter.

Shin Satellite Plc reported net profit for the first nine months of 2005 of Baht 928 million, an increase from Baht 535 million in the same period last year.

Business Summary

Transponder leasing and related business

Thaicom 4 passed In-orbit test and Thailand's gateway has been officially opened

Thaicom 4 (IPSTAR) was launch successfully on August 11, 2005 and completed its in-orbit test in the mid of October. On October 26, 2005, the Company held "IPSTAR Gateway Opening" of its Thailand gateway. Presently, TOT Plc, the National Service Operator of IPSTAR service in Thailand, is testing the operation of Thaicom 4 and Thailand's gateway. The opening of the next 5 gateways in Vietnam, Australia, New Zealand and Myanmar will be held in November 2005. The Company plans to roll-out the remaining gateways for operation in fourteen countries starting in the major markets e.g. Indonesia, Malaysia, China and India.

Awarded Arianespace as the launch service provider of Thaicom 5 satellite

There was an increase in the utilization on Thaicom 1A, 2 and 3 as well as demand for value added service for video use. The Company dedicated 5 Ku band transponders on Thaicom 1A and 2 for IPSTAR service. The Company plans to migrate the customers to Thaicom 4 (IPSTAR). This will increase availability of transponders on the Thaicom fleet for broadcasting, for which the Company foresees a gradual increase in demand, especially for direct-to-home and video service. The Company will also reserve some transponders on our conventional satellites in order to provide IPSTAR services to customers in countries that Thaicom 4 (IPSTAR)'s footprint does not cover.

Regarding the progress of the Thaicom 5 project, the Company has selected Arianespace to launch the satellite. Construction, meanwhile, has kept to the planned schedule.

Telephone Business

Injected equity of $2.2 million to Camshin

Telephone markets in Cambodia and Laos have been growing by 14.3% and 8.2% respectively from last quarter. This growth is dominated by prepaid mobile subscribers. As of the end of Q3/2005, LTC and Camshin have 423,000 and 201,750 subscribers, respectively. In the third quarter of 2005, the Company injected equity of USD 2.2 million into Camshin for the expansion of its GSM network in provincial area of Cambodia.

Consolidated Operating Results

Table 1: Selected financial information on SATTEL

	Amount (MBt)			Change (%)	
	Q3/05	Q3/04	Q2/05	YoY	QoQ
Sales and service income	1,398	1,102	1,624	26.9%	-13.9%
Share of net results from associate	29	43	20	-32.6%	45.0%
Revenue from insurance compensation	-	-	1,083	-	-100%
Cost of sales and services	954	714	1,071	33.6%	-10.9%
SG&A expenses	235	273	262	-13.9%	-10.3%
Impairment cost for asset under concession	-	-	400	-	-100%
EBIT*	209	115	291	81.7%	-28.2%
EBITDA**	620	426	636	45.5%	-2.5%
Net profit	145	96	582	51.0%	-75.1%
EPS (Baht)	0.13	0.11	0.63	18.2%	-79.4%

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Sales and service income consists of revenue from transponder services provided by SATTEL, Internet services provided by LTC, Camshin and SBI and telephone services by LTC and Camshin.

Sales and Service Income	Q3/05	Q3/04	Q2/05	%YoY	%QoQ
Transponder and related	872	691	1,135	26.2%	-23.2%
Telephone	511	393	474	30.0%	7.8%
Internet	15	18	15	-16.7%	0.0%
Total	1,398	1,102	1,624	26.9%	-13.9%

The Company reported consolidated sales and service income for Q3/2005 of Baht 1,398 million, an increase of Baht 296 million or 26.9% compared to Baht 1,102 million for Q3/2004 resulted from an increase in revenue from satellite and related services and the telephone business. However, sales and service income drop by 13.9% from last quarter as a result of a postponement in the sales of IPSTAR User Terminal (UT).

Consolidated sales and service income for 9M/2005 was Baht 4,252 million, up by 14.9% from the same period last year.

Satellite Transponder Leasing and Related Services

Revenue from transponders and related services in Q3/2005 was Baht 872 million, an increase of Baht 181 million or 26.2% compared to Baht 691 million for the same period last year and went down by 23.1% from last quarter.

Revenue from transponder and related service increased by 26.2% due to an increase in UT sales volume

Transponder and Related	Q3/05	Q3/04	Q2/05	%YoY	%QoQ
Thaicom	641	643	600	-0.3%	6.8%
IPSTAR	231	48	535	381.3%	-56.8%
Total	872	691	1,135	26.2%	-23.1%

IPSTAR service revenue was Baht 231 million this quarter, an increase of Baht 183 million or 381.3% compared to Baht 48 million in Q3/2004. This was primarily because the Company sold 5,213 UTs in this quarter, compared to 614 UTs in Q3/2004.

The sales of IPSTAR UT have decreased from last quarter since there was a defer in UT

result IPSTAR service revenue drop by 56.8% from last quarter. After the commencement of the Thaicom 4 satellite, the Company expects the UT sales volume will grow exponentially and expects to have revenue from transponder leasing on Thaicom 4 in the forth quarter of 2005.

Revenue from the Thaicom business for Q3/2005 was Baht 641 million, a decrease of Baht 2 million or 0.3%, from Baht 643 million in Q3/2004, while it increased by 6.8% from previous quarter. There is an increase in the use of Thaicom's transponders for broadcasting, for which the Company not only provides the transponder service but also the teleport service i.e. uplink service to the customer.

The Company's key strategy is to provide turnkey solutions, by combining transponder services with various types of value-added service. This differentiation will help the Company to expand its customer base.

Telephone Network Services

Because of the growth of prepaid subscribers, revenue from the telephone network business in Q3/2005 was Baht 511 million, an increase of Baht 118 million, or 30.0%, compared to Baht 393 million in Q3/2004, and an increase of 7.8% from last quarter. As of the end of Q3/2005, LTC and Camshin have 423,000 and 201,750 subscribers respectively, an increase of 8.2% and 14.3% over the last quarter.

Internet Services

Revenue from the Internet business in Q3/2005 was Baht 15 million, down slightly from Baht 18 million in Q3/2004 and unchanged from last quarter.

Cost of Sales and service

The Company reported total costs for Q3/2005 of Baht 954 million, an increase of Baht 240 million or 33.6% compared to Baht 714 million in Q3/2004. This was in line with an increase in revenue from IPSTAR and the telephone business, following an increase in the number of UTs sold and telephone subscribers. However, total cost decreased by 10.9% from the previous quarter due to a drop in the sales of UT.

Costs accounted for 68.2% of sales and service income, rising from 64.8% in Q3/2004.

Cost of Sales and Service	Q3/05	Q3/04	Q2/05	%YoY	%QoQ
Transponder and related	675	483	792	39.8%	-14.8%
Telephone	254	210	262	21.0%	-3.1%
Internet	25	21	17	19.0%	47.1%
Total	954	714	1,071	33.6%	-10.9%

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 675 million, an increase of 39.8% from Baht 483 million in Q3/2004. This was attributable to;

Shorter useful life of Thaicom 3, resulted in a higher amortization of Baht 78 million

- A Baht 131 million increase in the cost of providing IPSTAR service (Q3/2005 = Baht 241 million , Q3/2004 = Baht 110 million), caused by an increase in the cost of sales of UTs, corresponding to an increase in the sales volume
- A Baht 61 million increase in the cost relating to the Thaicom business (Q3/2005 = Baht 434 million, Q3/2004 = Baht 373 million), as a result of a higher amortization of the Thaicom 3 satellite of Baht 78 million, due to its shorter useful life. The estimated useful life of Thaicom 3 has been reduced to 2.5 years.

Compared to the previous quarter, the cost of providing transponder leasing and related services went down by Baht 117 million or 14.8%. This was substantially due to a decrease in the cost of sales of UTs, in accordance with a lower sales volume offset by an increase in the amortization of the Thaicom 3 satellite.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 254 million, an increase of 21.0% from Baht 210 million for Q3/2004. This was because of an increase in the amortization of telephone network.

Internet Services

Costs associated with the Internet business were Baht 25 million, increased from Baht 21 million in Q3/2004.

Selling and Administrative Expenses

SG&A decreased by 13.9% due to a smaller doubtful expense

SG&A, including directors' remuneration, was Baht 235 million in Q3/2005, a decrease of Baht 38 million, or 13.9% compared to Baht 273 million in Q3/2004. This was due to a lower doubtful expense which the provision for doubtful expense for Thaicom services and other businesses was Baht 62 million in Q3/2004 while it was Baht 7 million in this quarter. This was offset by an increase in marketing expenses because there were expenses relating to the IPSTAR launching ceremony held on August 11, 2005. The Company also has the advertising on many media to promote IPSTAR services.

SG&A decreased by Baht 27 million from the previous quarter due to a decrease in the provision for obsolete stock. This was offset by an increase in aforesaid marketing expenses.

Interest Expense

Interest expense was Baht 33 million, an increase of Baht 1 million, or 3.1%, compared to Baht 32 million in Q3/2004 due to an upward trend in the interest rate. Though, the Company used the PO proceeds as well as dividend received from CSL to repay its short-term debt, interest expense for this quarter increased slightly over the same quarter last year.

Interest expenses associated with the IPSTAR project are still capitalized as assets and will be treated as expenses once the service commences in the fourth quarter of 2005.

Exchange Rate

The Company has a policy to mitigate its foreign exchange exposure by using appropriate financial instruments. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments.

The Company reported a loss of Baht 24 million from foreign exchange in Q3/2005, while it recorded a loss of Baht 6 million in the same period the previous year.

Share of net results from investment – equity method

The share of net results from investment was Baht 29 million, down from Baht 43 million in the same period of 2004. It went up by Baht 9 million from the last quarter. This was due to CSL's fully consolidated operating result from its directory business, following an increase in its ownership in TeleInfo Media Co., Ltd (TMC) from 63.25% to 100%, in this quarter.

Additionally, CSL has been developing and launching new products with high quality and also provides a variety of value-added services to match customer's needs. This strategy makes CSL different from its peers.

Income Tax Expense

The Company's income tax expense was Baht 47 million in Q3/2005, up from baht 41 million in Q3/2004.

Financial Position

At the end of Q3/2005, the Company reported total assets of Baht 33,374 million, an increase from the end of 2004 of Baht 5,787 million, or 21.0%. This was caused by an increase in the assets under construction of Thaicom 4 (IPSTAR) and Thaicom 5. In addition, investment in the expansion of the telephone networks in Cambodia and Laos also accounted for the increase in assets.

Table 2: SATTEL's Asset Components

Asset	September 30, 2005		December 31,2004	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	4,860	14.6	2,726	9.9
Investment in associates	728	2.2	759	2.8
PP&E Net	24,328	72.9	19,638	71.2
PP&E under the concession agreement, net	2,923	8.8	3,933	14.3

Liquidity

At the end of Q3/2005, the Company had a current ratio of 0.98 times, up from 0.44 at the end of 2004. This was because of an increase in our current assets due to recording the insurance proceeds of Thaicom 3 as accrued income in the balance sheet. Current liabilities decreased because of the use of part of the PO proceeds and dividend received form CSL to repay short-term loans. At the end of Q3/2005, the Company's short-term loans stood at Baht 28 million, a decrease from Baht 1,392 million at the end of 2004.

Investments

The investment in CSL was presented as an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. At the end of Q3/2005, the Company's "investment in associate" was Baht 728 million.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of Q3/2005 was Baht 24,328 million, an increase of Baht 4,690 million from Baht 19,638 million at the end of last year. During the first nine months of 2005, the launch insurance premium of Thaicom 4 (IPSTAR) and the last payment of the launch service were paid. This resulted in an increase by Baht 3,622 million in Thaicom 4 (IPSTAR)'s assets under construction (Q3/2005: Baht 18,935, 2004: Baht 15,313 million), as well as an increase in the assets under concession agreements of Camshin of approximately Baht 426 million (Q3/2005: Baht 2,442, 2004: Baht 2,016 million). Additionally, capital expenditure for the Thaicom 5 project of Baht 562 million was recorded.

PP&E under the concession agreement

PP&E under the concession agreement at the end of Q3/2005 was Baht 2,923 million, a decrease from Baht 3,933 million at the end of 2004. This was due to the amortization of the three Thaicom satellites of Baht 610 million and the impairment of Thaicom 3 of Baht 400 million.

Borrowing and Shareholders' equity

Short-term debt reduced to Baht 28 million from Bath 1,392 million at the end of 2004

The Company's net borrowing at the end of Q3/2005 was Baht 17,566 million, an increase of Baht 1,255 million from Baht 16,311 million at the end of 2004. Whilst long-term loan increased by Baht 2,919 million as a result of the loan drawdown for Thaicom 4 (IPSTAR) project as well as the Thaicom 5 project. Short term loans went down to Baht 28 million, compared to Baht 1,392 million at the end of last year. This was because the Company applied part of its PO proceeds and dividend received form CSL to repay short-term debt.

Shareholders' equity was Baht 13,297 million at the end of Q3/2005. The Company's paid up capital and premium on shares were Baht 5,454 million and Baht 4,296 million, respectively,

following its issuance of 208 million new common shares at Baht 15.3/share in the second quarter of 2005. The Company had retained earnings of Baht 3,095 million, an increase of Baht 928 million from the profit incurred in the first nine months period of 2005.

Net borrowing to equity at the end of Q3/2005 was 1.32 times, which is considered manageable for a Company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5, which receive financing support from financial institutes.

<u>Cash flow</u>

The Company's cash flow from operations for 9M/2005 was Baht 767 million. Net cash outflow used for investing activities was Baht 4,301 million, mainly for the Thaicom 4 (IPSTAR) project and the expansion of the Indochina telephone networks and Thaicom 5 project. The Company has received dividend from CSL of Baht 93 million and Shin Broadband Internet (Thailand) Co., Ltd (SBI), the shareholder of CSL, applied the proceeds to repay its short-term debt.

The Company had net proceeds from equity injection of Baht 3,167 million, reflecting the net PO proceeds and the exercise of warrants under the Company's ESOP project. The Company applied the PO proceeds to repay its short-term debt and to fund the launch insurance premium of the Thaicom 4 (IPSTAR). In addition, the Company has draw loans from financial institutes to supporting the Thaicom 4 (IPSTAR) project, Thaicom 5 and network expansion in Cambodia. Thus, the Company had net cash inflow from financing activities for 9M/2005 of Baht 4,178 million.

The Company had ending cash at Baht 1,649 million on September 30, 2005, which it considers to be appropriate for working capital and a satisfactory level of liquidity.

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 September 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2005, and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2005 and 2004, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2005 and 2004 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2004 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 17 February 2005. The consolidated and company balance sheets as at 31 December 2004, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above. I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
11 November 2005

Shin Satellite Public Company Limited

Balance Sheets

As at 30 September 2005 and 31 December 2004

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 September 2005	31 December 2004	30 September 2005	31 December 2004
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		1,648,528	992,899	1,351,224	680,234
Short-term investment	4	-	209,887	-	209,887
Trade accounts receivable and accrued income, net	5, 15	1,200,901	991,237	1,055,055	834,377
Amounts due from related parties	15	8,853	9,569	12,780	3,159
Short-term loans and advance to related parties	15	19	-	19	69,736
Inventories, net		402,465	325,552	317,334	247,096
Foreign currency forward contracts receivable	6,14	253,234	557	253,234	557
Insurance compensation receivable	9	906,399	-	906,399	-
Other current assets	15	440,082	196,428	385,736	123,136
Total current assets		4,860,481	2,726,129	4,281,781	2,168,182
Non-current assets					
Investments - equity method	7	727,729	758,890	2,265,899	1,942,709
Long-term loan to another company	8	26,063	29,174	26,063	29,174
Long-term loan to a related party	15	-	-	104,902	-
Property and equipment, net	9	24,328,192	19,638,109	20,038,290	15,993,597
Property and equipment under concession agreements, net	9	2,923,271	3,933,485	2,923,271	3,933,485
Deferred charges, net	9	54,927	89,055	2,421	32,305
Intangible assets, net	9	207,484	201,313	11,642	12,576
Other non-current assets, net	15	245,930	210,538	214,794	197,495
Total non-current assets		28,513,596	24,860,564	25,587,282	22,141,341
Total assets		33,374,077	27,586,693	29,869,063	24,309,523

Director____________________ Director____________________

Date ____________________

The notes to the interim consolidated and company financial statements on pages 10 to 39 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 30 September 2005 and 31 December 2004

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 September 2005	31 December 2004	30 September 2005	31 December 2004
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	10	28,000	1,392,100	-	1,290,100
Trade accounts payable	15	522,145	350,136	263,150	196,435
Accounts payable - property and equipment	15	679,828	453,636	44,270	71,582
Amounts due to related parties	15	9,803	12,720	15,710	14,252
Current portion of long-term borrowings, net	10	2,563,410	2,222,203	2,051,773	1,832,277
Foreign currency forward contracts payable	6, 14	167,368	555,380	167,368	555,380
Unearned income and advances from customers		141,955	116,147	48,646	52,093
Accrued concession fee		193,415	574,642	108,823	453,011
Accrued expenses	15	342,924	182,641	291,468	135,779
Accrued income tax		35,402	124,560	7,828	85,119
Other current liabilities		253,548	220,672	106,536	95,778
Total current liabilities		4,937,798	6,204,837	3,105,572	4,781,806
Non-current liabilities					
Long-term borrowings, net	10	15,060,140	12,141,622	13,340,811	10,248,653
Net liabilities in subsidiaries	7	-	-	105,511	113,107
Other non-current liabilities		79,196	76,116	77,841	74,366
Total non-current liabilities		15,139,336	12,217,738	13,524,163	10,436,126
Total liabilities		20,077,134	18,422,575	16,629,735	15,217,932
Shareholders' equity					
Share capital	11				
Authorised share capital - common stock		5,606,283	5,568,472	5,606,283	5,568,472
Issued and paid-up share capital - common stock		5,453,789	4,384,409	5,453,789	4,384,409
Premium on share capital	11	4,296,368	2,198,395	4,296,368	2,198,395
Unrealised cumulative gains on dilution of investment in a subsidiary		376,225	376,225	376,225	376,225
Cumulative foreign currency translation adjustments		(134,901)	(186,948)	(134,901)	(186,948)
Retained earnings					
Appropriated					
Legal reserve		153,120	153,120	153,120	153,120
Unappropriated		3,094,727	2,166,390	3,094,727	2,166,390
Total parent's shareholders' equity		13,239,328	9,091,591	13,239,328	9,091,591
Minority interests		57,615	72,527	-	-
Total shareholder's equity		13,296,943	9,164,118	13,239,328	9,091,591
Total liabilities and shareholders' equity		33,374,077	27,586,693	29,869,063	24,309,523

The notes to the interim consolidated and company financial statements on pages 10 to 39 are an integral part of these

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 September 2005 and 2004

		Consolidated		Company	
		Unaudited 30 September 2005	Unaudited 30 September 2004	Unaudited 30 September 2005	Unaudited 30 September 2004
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	15				
Revenues from sales and services		1,398,487	1,101,721	885,911	705,629
Other income		11,670	16,652	16,275	22,330
Share of net results from investments - equity method		28,520	43,134	117,339	70,309
Total revenues		1,438,677	1,161,507	1,019,525	798,268
EXPENSES	15				
Cost of sales and services		860,613	621,297	591,962	403,128
Concession fee		93,848	92,368	77,463	76,638
Selling and administrative expenses		233,844	272,103	164,337	185,675
Loss on foreign exchange		24,218	6,267	13,709	4,687
Directors' remuneration		1,243	1,000	1,053	790
Total expenses		1,213,766	993,035	848,524	670,918
Profit before interest expenses and income tax		224,911	168,472	171,001	127,350
Interest expenses		(32,636)	(31,763)	(1,217)	(9,085)
Income tax		(46,624)	(40,528)	(24,818)	(22,151)
Profit before minority interests		145,651	96,181	144,966	96,114
Profit attributable to minority interests		(685)	(67)	-	-
Net profit for the period		144,966	96,114	144,966	96,114
Basic earnings per share (Baht)	3	0.13	0.11	0.13	0.11
Diluted earnings per share (Baht)	3	0.13	0.11	0.13	0.11

The notes to the interim consolidated and company financial statements on pages 10 to 39 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the nine-month periods ended 30 September 2005 and 2004

	Notes	Consolidated Unaudited 30 September 2005 Baht '000	Consolidated Unaudited 30 September 2004 Baht '000	Company Unaudited 30 September 2005 Baht '000	Company Unaudited 30 September 2004 Baht '000
REVENUES	15				
Revenues from sales and services		4,251,922	3,701,242	2,798,118	2,194,389
Revenues from insurance compensation	9	1,082,654	-	1,082,654	-
Other income		57,608	175,047	70,809	183,883
Gain on foreign exchange		11,309	-	39,807	-
Share of net results from investments - equity method	7	61,376	80,034	278,739	232,414
Total revenues		5,464,869	3,956,323	4,270,127	2,610,686
EXPENSES	15				
Cost of sales and services		2,540,806	2,019,348	1,768,084	1,206,038
Concession fee		299,711	324,621	254,943	272,122
Selling and administrative expenses		666,755	739,771	457,727	426,834
Impairment loss of property and equipment under concession agreements	9	400,000	-	400,000	-
Loss on foreign exchange		-	30,414	-	24,417
Directors' remuneration		4,436	3,103	3,883	2,355
Total expenses		3,911,708	3,117,257	2,884,637	1,931,766
Profit before interest expenses and income tax		1,553,161	839,066	1,385,490	678,920
Interest expenses		(115,867)	(95,396)	(25,800)	(26,780)
Income tax		(505,617)	(177,212)	(431,353)	(116,643)
Profit before minority interests		931,677	566,458	928,337	535,497
Profit attributable to minority interests		(3,340)	(30,961)	-	-
Net profit for the period		928,337	535,497	928,337	535,497
Basic earnings per share (Baht)	3	0.96	0.61	0.96	0.61
Diluted earnings per share (Baht)	3	0.95	0.61	0.95	0.61

The notes to the interim consolidated and company financial statements on pages 10 to 39 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the nine-month periods ended 30 September 2005 and 2004

		Consolidated (Baht '000)							
	Notes	Issued and paid - up share capital (Note 11)	Premium on share capital (Note11)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments	Legal reserve	Retained earnings	Minority interests	Total
Opening balance 2004		4,375,000	2,190,000	-	(168,886)	110,314	1,571,997	364,805	8,443,230
Increase in share capital during the period		9,409	8,395	-	-	-	-	-	17,804
Foreign currency translation adjustments		-	-	-	44,693	-	-	-	44,693
Unrealised gains on dilution of investment in a subsidiary	7b	-	-	376,225	-	-	-	-	376,225
Net profit for the period		-	-	-	-	-	535,497	-	535,497
Dividend paid during the period		-	-	-	-	-	(218,924)	-	(218,924)
Increase in legal reserve during the period		-	-	-	-	26,775	(26,775)	-	-
Decrease in minority interests during the period		-	-	-	-	-	-	(290,385)	(290,385)
Closing balance as at 30 September 2004		4,384,409	2,198,395	376,225	(124,193)	137,089	1,861,795	74,420	8,908,140
Opening balance 2005		4,384,409	2,198,395	376,225	(186,948)	153,120	2,166,390	72,527	9,164,118
Increase in share capital during the period	11	1,069,380	2,097,973	-	-	-	-	-	3,167,353
Foreign currency translation adjustments		-	-	-	52,047	-	-	-	52,047
Net profit for the period		-	-	-	-	-	928,337	-	928,337
Decrease in minority interests during the period		-	-	-	-	-	-	(14,912)	(14,912)
Closing balance as at 30 September 2005		5,453,789	4,296,368	376,225	(134,901)	153,120	3,094,727	57,615	13,296,943

The notes to the interim consolidated and company financial statements on pages 10 to 39 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the nine-month periods ended 30 September 2005 and 2004

		Company (Baht '000)							
	Notes	Issued and paid - up share capital (Note 11)	Premium on share capital (Note11)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments	Legal reserve	Retained earnings	Minority interests	Total
Opening balance 2004		4,375,000	2,190,000	-	(168,886)	110,314	1,571,997	-	8,078,425
Increase in share capital during the period		9,409	8,395	-	-	-	-	-	17,804
Foreign currency translation adjustments		-	-	-	44,693	-	-	-	44,693
Unrealised gains on dilution of investment in a subsidiary	7 b	-	-	376,225	-	-	-	-	376,225
Net profit for the period		-	-	-	-	-	535,497	-	535,497
Dividend paid during the period		-	-	-	-	-	(218,924)	-	(218,924)
Increase in legal reserve during the period		-	-	-	-	26,775	(26,775)	-	-
Closing balance as at 30 September 2004		4,384,409	2,198,395	376,225	(124,193)	137,089	1,861,795	-	8,833,720
Opening balance 2005		4,384,409	2,198,395	376,225	(186,948)	153,120	2,166,390	-	9,091,591
Increase in share capital during the period	11	1,069,380	2,097,973	-	-	-	-	-	3,167,353
Foreign currency translation adjustments		-	-	-	52,047	-	-	-	52,047
Net profit for the period		-	-	-	-	-	928,337	-	928,337
Closing balance as at 30 September 2005		5,453,789	4,296,368	376,225	(134,901)	153,120	3,094,727	-	13,239,328

The notes to the interim consolidated and company financial statements on pages 10 to 39 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited)
For the nine-month periods ended 30 September 2005 and 2004

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 September	30 September	30 September	30 September
		2005	2004	2005	2004
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows from operating activities	12	767,370	1,658,758	118,001	1,117,478
Cash flows from investing activities					
Acquisitions of a subsidiary and an associate, net of cash acquired		-	(441,711)	-	-
Payments for short-term investment		-	(222,019)	-	(222,019)
Receipts from short-term investment		209,887	-	209,887	-
Payments for long-term investment		-	(5)	-	-
Receipts from long-term investment		-	10,000	-	-
Repayment of share capital to minority interests of a subsidiary		(20,812)	-	-	-
Receipts from loan to subsidiary		-	108	-	15,827
Short-term loans and advance to related parties	15d	(19)	(108)	(12,940)	(69,210)
Long-term loan to a related party	15e	-	-	(18,523)	-
Payments for property and equipment		(4,576,452)	(2,221,502)	(4,137,789)	(1,601,241)
Payments for intangible assets		(1,210)	(1,966)	(1,210)	(1,966)
Payments for deferred charges	9	(5,009)	(14,416)	(5,009)	(7,918)
Dividends received from an associate	7b	92,537	37,514	-	-
Proceeds from sales of property and equipment		379	128	139	18
Net cash payments from investing activities		(4,300,699)	(2,853,977)	(3,965,445)	(1,886,509)
Cash flows from financing activities					
Proceeds from increase in share capital	11	3,167,353	17,804	3,167,353	17,804
Dividends payments		-	(218,924)	-	(218,924)
Proceeds from increase in share capital of a subsidiary		-	1,092,542	-	-
Proceeds from short-term borrowings	10	177,000	3,002,122	70,000	2,463,122
Proceeds from long-term borrowings, net of financial expenses		2,677,463	1,225,479	2,636,166	932,919
Repayments of short-term borrowings	10	(1,546,458)	(2,491,820)	(1,365,458)	(2,472,718)
Repayments of long-term borrowings	10	(297,227)	(300,584)	(454)	(12,438)
Net cash receipts from financing activities		4,178,131	2,326,619	4,507,607	709,765

SHIN SATELLITE

S. Silapawan D. Le

The notes to the interim consolidated and company financial statements on pages 10 to 39 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited) (Continued)
For the nine-month periods ended 30 September 2005 and 2004

	Consolidated		Company	
	Unaudited 30 September 2005 Baht '000	Unaudited 30 September 2004 Baht '000	Unaudited 30 September 2005 Baht '000	Unaudited 30 September 2004 Baht '000
Net increase (decrease) in cash and cash equivalents	644,802	1,131,400	660,163	(59,266)
Cash and cash equivalents, opening balance	992,899	820,123	680,234	241,794
Cash derecognised on change of status of subsidiary to associate	-	(1,469,858)	-	-
Effects of exchange rate changes	10,827	220	10,827	220
Cash and cash equivalents, closing balance	1,648,528	481,885	1,351,224	182,748

Supplementary information for cash flows:

Interest paid	343,491	227,152	253,381	154,218
Income tax paid	585,861	260,666	518,862	192,843

Non-cash transactions

Acquisitions of property, equipment, and intangible assets by debts	598,830	250,415	21,337	42,276

The notes to the interim consolidated and company financial statements on pages 10 to 39 are an integral part of these

1 Basis of preparation

These interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e., balance sheets, statements of income, changes in shareholders' equity and cash flows) have been prepared in the full format as required by the Securities and Exchange Commission. The notes to the interim financial statements have been prepared in a condensed format according to Thai Accounting Standard No. 41, 'Interim Financial Reporting', and additional information is presented as required by the Securities and Exchange Commission.

Shin Satellite Public Company Limited ("the Company") and its subsidiaries are collectively "the Group".

These interim financial statements should be read in conjunction with the 2004 annual financial statements. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the nine-month period ended 30 September 2005.

An English version of the consolidated and company interim financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

These consolidated and company financial statements were authorised for issue by the Board of Directors on 11 November 2005.

Significant accounting policies

The accounting policies used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004, except as discussed below.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Group has adopted TAS 52, 'Events After Balance Sheet Date', TAS 53, Provisions, Contingent Liabilities and Contingent Assets' and TAS 54, 'Discontinuing Operations' in the second quarter of 2005. The adoption of these new accounting standards did not have a material impact on these interim financial statements.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Costs that are incurred unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average income tax rate expected for the full financial year.

2 Segment information

Financial information by business segment

	For the three-month period ended 30 September 2005 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	888,571	15,400	511,410	6,040	(22,934)	1,398,487
Share of net results from associate	-	28,520	-	-	-	28,520
Total revenues	888,571	43,920	511,410	6,040	(22,934)	1,427,007
Segment results	36,529	16,400	176,659	1,564	6,307	237,459
Operating profit						237,459

	For the three-month period ended 30 September 2004 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	707,277	17,931	392,777	342	(16,606)	1,101,721
Share of net results from associate	-	43,134	-	-	-	43,134
Total revenues	707,277	61,065	392,777	342	(16,606)	1,144,855
Segment results	21,511	29,124	103,635	(5,024)	8,841	158,087
Operating profit						158,087

88.

2 Segment information (Continued)

Financial information by business segment (Continued)

	For the nine-month period ended 30 September 2005 (Baht '000)						
	Satellite business services	**Internet services**	**Telephone network**	**Media and advertising**	**Others**	**Consolidation eliminations**	**Group**
Revenues	2,811,328	47,451	1,442,848	-	24,403	(74,108)	4,251,922
Revenue from insurance compensation	1,082,654	-	-	-	-	-	1,082,654
Share of net results from associate	-	61,376	-	-	-	-	61,376
Total revenues	3,893,982	108,827	1,442,848	-	24,403	(74,108)	5,395,952
Segment results	954,950	45,568	460,853	-	9,464	13,409	1,484,244
Operating profit							1,484,244

	For the nine-month period ended 30 September 2004 (Baht '000)						
	Satellite business services	**Internet services**	**Telephone network**	**Media and advertising**	**Others**	**Consolidation eliminations**	**Group**
Revenues	2,204,872	398,987	1,103,241	46,728	1,526	(54,112)	3,701,242
Share of net results from associate	-	80,034	-	-	-	-	80,034
Total revenues	2,204,872	479,021	1,103,241	46,728	1,526	(54,112)	3,781,276
Segment results	262,985	106,275	321,521	3,827	(13,067)	12,892	694,433
Operating profit							694,433

The segment results of satellite business services for the nine-month period ended 30 September 2005 include impairment loss of property and equipment under concession agreements of Baht 400 million (Note 9).

3 Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2005.

Basic and diluted earnings per share are as follows:

For the three-month periods ended 30 September (Consolidated and Company)

	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	144,966	96,114	1,090,580	876,261	0.13	0.11
The effect of dilutive potential ordinary shares (ESOP grant I, II, III and IV)	-	-	4,764	4,879	-	-
Diluted earnings per share	144,966	96,114	1,095,344	881,140	0.13	0.11

For the nine-month periods ended 30 September (Consolidated and Company)

	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	928,337	535,497	966,915	875,887	0.96	0.61
The effect of dilutive potential ordinary shares (ESOP grant I, II, III and IV)	-	-	6,502	5,841	(0.01)	-
Diluted earnings per share	928,337	535,497	973,417	881,728	0.95	0.61

4 Short-term investment

	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Short-term investment comprise:				
Fixed deposit	-	209,887	-	209,887
Total	-	209,887	-	209,887

As at 31 December 2004, a Baht 210 million fixed deposit of the Company was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement.

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Trade accounts receivable				
-Third parties	1,270,138	1,124,725	826,936	688,117
-Related parties (Note 15)	107,403	48,677	158,020	87,414
Accrued income				
-Third parties	264,787	195,249	259,328	194,790
-Related parties (Note 15)	10,738	12,973	17,916	25,949
Total trade accounts receivable and accrued income	1,653,066	1,381,624	1,262,200	996,270
Less Allowance for doubtful accounts	(452,165)	(390,387)	(207,145)	(161,893)
Total trade accounts receivable and accrued income, net	1,200,901	991,237	1,055,055	834,377

Outstanding trade accounts receivable - third parties can be aged as follows:

	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Current	172,246	125,553	125,493	74,700
Overdue less than 3 months	198,108	157,350	171,658	121,622
Overdue 3-6 months	130,439	171,251	59,617	89,143
Overdue 6-12 months	138,752	165,691	115,871	143,086
Overdue over 12 months	630,593	504,880	354,297	259,566
	1,270,138	1,124,725	826,936	688,117
Less Allowance for doubtful accounts - third parties	(452,165)	(390,387)	(207,145)	(161,893)
Total trade accounts receivable - third parties, net	817,973	734,338	619,791	526,224

6 Foreign currency forward contracts

The Group has entered into foreign currency forward contracts to hedge the foreign exchange rate risk in respect of the loans and accounts payable. Foreign currency forward contracts receivable and payable under these contracts are shown below:

	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Foreign currency forward contracts receivable, net				
Contracts receivable	8,551,859	1,478,657	8,551,859	1,478,657
Contracts payable	(8,298,625)	(1,478,100)	(8,298,625)	(1,478,100)
Total current portion of foreign currency forward contracts receivable, net	253,234	557	253,234	557
Foreign currency forward contracts payable, net				
Contracts receivable	6,014,461	10,426,717	6,014,461	10,426,717
Contracts payable	(6,181,829)	(10,982,097)	(6,181,829)	(10,982,097)
Total current portion of foreign currency forward contracts payable, net	(167,368)	(555,380)	(167,368)	(555,380)

7 Investments - equity method

a) Investments - equity method as at 30 September 2005 and 31 December 2004 are as follows:

	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Investments in subsidiaries	-	-	2,160,388	1,829,602
Investments in associate	727,729	758,890	-	-
Total investments	727,729	758,890	2,160,388	1,829,602
Presentation in the balance sheet as follows:				
Investments - equity method (Notes 7d)	727,729	758,890	2,265,899	1,942,709
Net liabilities in subsidiaries (Notes 7f)	-	-	(105,511)	(113,107)
Total investments	727,729	758,890	2,160,388	1,829,602

7 **Investments - equity method** (Continued)

b) Movements in investments - equity method for the nine-month period ended 30 September 2005 and 2004 comprise:

	Consolidated		Company	
	30 September 2005 Baht '000	30 September 2004 Baht '000	30 September 2005 Baht '000	30 September 2004 Baht '000
Transactions during the nine-month period ended				
Opening net book value	758,890	2,719	1,829,602	1,090,693
Change in status from a subsidiary to an associate	-	305,590	-	-
Unrealised gains on dilution of investment in a subsidiary	-	376,225	-	376,225
Share of net results from investments - equity method	61,376	80,034	278,739	232,414
Dividend receipt (Note 7e (6))	(92,537)	(37,514)	-	-
Foreign currency translation adjustments	-	-	52,047	44,693
Closing net book value	727,729	727,054	2,160,388	1,744,025

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via Internet and broadband content services	Thailand	THB
Shenington Investments Pte Company Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	USD
IPSTAR International Pte Company Limited	Providing iPSTAR transponder services	Singapore	SGD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
C.S. Satellite Phone Company Limited	Liquidated	Thailand	THB
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD

7 Investments - equity method (Continued)

c) The nature of investments - equity method can be summarised as follows: (Continued)

Name	Business	Country	Currency
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Providing iPSTAR satellite services in Australia	Australia	AUD
IPSTAR New Zealand Company Limited	Providing iPSTAR satellite services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet, satellite uplink-downlink services.	Thailand	THB
Subsidiaries of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Teleinfo Media Public Company Limited	Publishing telephone directories and advertising	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	Providing Internet customers and marketing activities	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 30 September 2005, Star Nucleus Company Limited and IPSTAR International Pte Company Limited had not yet commenced business operations.

d) Carrying value of investments - equity method can be summarised as follows:

	Consolidated - 30 September 2005 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(941.37)	727.73

	Consolidated - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(910.21)	758.89

7 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method can be summarised as follows: (Continued)

	Company - 30 September 2005 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,859.96	2,129.84
Spacecode LLC	USD Million 4.29	70.0	118.65	17.41	136.06
Star Nucleus Company Limited	USD Million -	70.0	-	-	-
IPSTAR International Pte Company Limited	SGD Million -	100.0	-	-	-
Total			388.53	1,877.37	2,265.90

	Company - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,519.17	1,789.05
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(47.50)	30.99
Spacecode LLC	USD Million 4.29	70.00	118.65	4.02	122.67
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
Total			467.02	1,475.69	1,942.71

7 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the nine-month period ended 30 September 2005 were as follows:

Subsidiaries

1) IPSTAR DO BRASIL

At the Board of Directors' meeting of the Company on 25 January 2005, a resolution was passed to approve the establishment by iPSTAR Company Limited of IPSTAR DO BRASIL in Brazil to provide iPSTAR broadband services in Brazil. The total authorised number of ordinary shares will be 100,000 shares with a par value of USD 1 each and all equity will be held by iPSTAR Company Limited.

As at 30 September 2005, IPSTAR DO BRASIL had not been established yet.

2) IPSTAR International Pte Limited

At the Board of Directors' meeting of the Company on 12 May 2005, a resolution was passed to approve the establishment of IPSTAR International Pte Limited in Singapore. The total authorised number of ordinary shares will be 20,000 shares with a par value of SGD 1 each and all equity will be held by the Company.

On 1 August 2005, the Group registered an incorporation of IPSTAR International Pte Limited in Singapore.

As at 30 September 2005, IPSTAR International Pte Limited had not issued shares and had not commenced its business operations.

3) IPSTAR Global Services Company Limited

At the Board of Directors' meeting of the Company on 12 May 2005, a resolution was passed to approve the establishment of IPSTAR Global Services Company Limited in Mauritius. The total authorised number of ordinary shares will be 20,000 shares with a par value of USD 1 each and all equity will be held by the Company.

As at 30 September 2005, IPSTAR Global Services Company Limited had not been established yet.

4) C.S. Satellite Phone Company Limited

At the extraordinary shareholders' meeting 1/2005 of C.S. Satellite Phone Company Limited ("CSP") on 16 March 2005, the shareholders passed a resolution to approve the liquidation report. After liquidation, CSP had available cash on hand totaling Baht 103,827,823 to be refunded in cash to shareholders at Baht 2.07 per share. On 25 March 2005, the Ministry of Commerce approved CSP's liquidation.

On 31 March 2005, CSP distributed the share refund of Baht 83 million to the Group and Baht 21 million to other shareholders of CSP. By doing this, the liquidation of CSP was completed in accordance with the Civil and Commerce Code.

5) Cambodia Shinawatra Company Limited ("CAM")

At the Board of Directors' meeting 3/2005 of CAM on 29 July 2005, the resolution was passed to approve an increase in share capital and a call for paid-up share capital from shareholders by issuing 2,200,000 shares at a par of USD 1 each, totaling USD 2.2 million. The resolution was approved as a consequent of a resolution from the Board of Directors' meeting of Shenington Investment Pte Limited on 28 July 2005. Shenington Investment Pte Limited, which hold all share capital of CAM, paid the aforesaid share capital on 15 August 2005 and 26 August 2005.

7 Investments - equity method (Continued)

e) Significant movements in investments - equity for the nine-month period ended 30 September 2005 were as follows: (Continued)

Associated companies

6) CS Loxinfo Public Company Limited

At the annual ordinary shareholders' meeting of CS Loxinfo Public Company Limited ("CSL") on 30 March 2005, the shareholders passed a resolution to approve the dividend payment of Baht 0.25 per share totaling Baht 156.25 million. The dividend was paid on 11 April 2005. In addition, on 8 August 2005, the Board of Directors' meeting of CSL passed a resolution to approve the interim dividend payment of Baht 0.12 per share totaling Baht 75 million. The interim dividend was paid on 2 September 2005. The Group received total dividend during the period amounting to Baht 92.54 million.

On 30 March 2005, at the annual ordinary shareholders meeting of CSL, the shareholders passed a resolution to approve the allocation of 8,559,100 ordinary shares, or equivalent to 1.37% of CSL's total issued and paid-up share capital as at the date the warrant allocation was approved, under an ESOP scheme (Grant III), by granting warrants to directors and employees of CSL and Teleinfo Media Company Limited ("TMC"). The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting on 30 March 2005. One-third of the allocated warrants may be exercised to purchase ordinary shares; from 30 May 2006 for the first exercise, and from 30 May 2007 and 30 May 2008 for the second and the third exercises, respectively.

In addition, at the annual ordinary shareholders' meeting of CSL on 30 March 2005, the shareholders also passed a resolution to approve the increase in registered share capital from 630,982,200 ordinary shares at a par value of Baht 1 each to 639,569,774 ordinary shares at a par value of Baht 1 each by issuing 8,587,574 additional ordinary shares. The newly issued ordinary shares will be reserved for exercising the right under ESOP Grant I and Grant II equal to 14,738 shares and 13,736 shares, respectively, in accordance with the exercise ratio adjustment. The remaining 8,559,100 newly issued ordinary shares will be reserved for the exercise of ESOP Grant III. The increase in the registered share capital was registered with the Ministry of Commerce on 26 April 2005.

On 16 May 2005, CSL approved the issuance and offering of ESOP (Grant II) by granting warrants to employees of CSL and TMC as a consequent of resolution of the extraordinary shareholders' meeting of CSL on 14 June 2004.

On 31 May 2005, CSL approved the issuance and offering of ESOP (Grant III) by granting warrants to employees of CSL and TMC as a consequent of resolution of the annual ordinary shareholders' meeting of CSL on 30 March 2004.

During the second quarter of 2005, CSL acquired an additional 25.51 million common and preferred shares of TMC from TOT Corporation Public Company Limited. Through this acquisition, CSL holds all share capital of TMC, and TMC was changed from a joint venture to a subsidiary of CSL. The details of this acquisition are discussed in Note 13. In addition, on 30 August 2005, TMC registered the change from company limited to public company limited and the change of company name from Teleinfo Media Company Limited to Teleinfo Media Public Company Limited.

D. [illegible]

7 Investments - equity method (Continued)

e) Significant movements in investments - equity for the nine-month period ended 30 September 2005 were as follows: (Continued)

Joint Venture

7) Lao Telecommunications Company Limited

On 1 February 2005, at the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC"), a resolution was passed to approve a dividend payment of USD 5.0 million to shareholders with respect to the operations of LTC for 2004.

The following amounts represent the Group's share of 49% of the assets, liabilities, total revenues and net profit of LTC and are included in the consolidated balance sheets as at 30 September 2005 and 31 December 2004 and the consolidated income statements for the nine-month periods ended 30 September 2005 and 2004.

	Consolidated	
	30 September 2005 Baht '000	31 December 2004 Baht '000
Balance sheets		
Current assets	239,024	222,299
Non-current assets	1,899,635	1,414,628
Current liabilities	(832,757)	(423,712)
Non-current liabilities	(59,190)	(62,950)
Net assets	1,246,712	1,150,265

	Consolidated	
	30 September 2005 Baht '000	30 September 2004 Baht '000
Income statements for the nine-month periods ended		
Total revenues	624,160	471,593
Net profit	193,433	215,136

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 17c).

Capital expenditure commitments

As at 30 September 2005, the Group's portion of LTC's capital expenditure contracted but not recognised in the financial statements was USD 8 million (approximately Baht 328 million).

7 **Investments - equity method** (Continued)

f) Net liabilities in subsidiaries

	Company - 30 September 2005 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(94.46)	(15.97)
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,036.83)	(89.54)
Total			1,025.78	(1,131.29)	(105.51)

	Company - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,060.40)	(113.11)

The Company has provided a loan guarantee in respect of the bank loans of Shin Broadband Internet (Thailand) Company Limited ("SBI") amounting to Baht 807 million (31 December 2004: Baht 807 million) (Note 17d). The Company reported net liabilities in subsidiaries by using the equity method in the Company financial statements. Accordingly, the Company has accounted for the full net deficit of SBI as at 30 September 2005 to reflect the extent of its obligations.

8 **Long-term loan to another company**

The long-term loan to another company is unsecured and bears fixed interest at the rate of 2.67% - 3.25% per annum, however the maximum interest amount charged on this loan cannot exceed the amount specified in the agreement. When the interest income reaches the maximum amount specified in the agreement, the Company will stop charging the interest income and recognising interest income on this loan. The loan will be settled by offsetting with the royalty fees that the Group is required to pay to the other company until the principal and interest of the loan is fully repaid.

9 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the nine-month period ended 30 September 2005				
Opening net book value	19,638,109	3,933,485	89,055	201,313
Additions	4,940,248	-	5,009	1,297
Disposals, net	(263)	-	-	-
Write-offs, net	(8,271)	-	(509)	-
Transfers, net	97,079	-	(27,814)	-
Depreciation/amortisation charges	(452,874)	(610,214)	(12,956)	(3,314)
Impairment loss	-	(400,000)	-	-
Foreign currency translation adjustments	114,164	-	2,142	8,188
Closing net book value	24,328,192	2,923,271	54,927	207,484
As at 30 September 2005				
Cost	26,691,645	10,595,425	102,388	237,049
Less Accumulated depreciation/amortisation	(2,363,453)	(7,272,154)	(47,461)	(29,565)
Less Allowance for impairment loss	-	(400,000)	-	-
Net book value	24,328,192	2,923,271	54,927	207,484

	Company (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the nine-month period ended 30 September 2005				
Opening net book value	15,993,597	3,933,485	32,305	12,576
Additions	4,111,434	-	5,009	1,297
Disposals, net	(46)	-	-	
Write-off, net	(85)	-	(509)	-
Transfer, net	96,976	-	(27,814)	-
Depreciation/amortisation charges	(163,586)	(610,214)	(6,570)	(2,231)
Impairment loss	-	(400,000)	-	
Closing net book value	20,038,290	2,923,271	2,421	11,642
As at 30 September 2005				
Cost	21,161,166	10,595,425	4,522	27,124
Less Accumulated depreciation/amortisation	(1,122,876)	(7,272,154)	(2,101)	(15,482)
Less Allowance for impairment loss	-	(400,000)	-	-
Net book value	20,038,290	2,923,271	2,421	11,642

Borrowing costs for the nine-month period ended 30 September 2005 of Baht 564 million (for the nine-month period ended 30 September 2004: Baht 317 million), arising from the financing specifically entered into for assets under construction were capitalised in assets under construction during the period.

9 Capital expenditure and commitments (Continued)

As at 30 September 2005, property and equipment included a project in progress of Baht 18,935 million (31 December 2004: Baht 15,313 million) relating to the iPSTAR-1 satellite project.

On 14 October 2005, the Company accepted the In - Orbit Acceptance test of iPSTAR-1 from Space Systems/Loral, Inc, which is the satellite constructor, and had its satellite control station installed. On 21 October 2005, the satellite, satellite control station and other equipment passed the test operating process of the Ministry of Information and Communication Technology ("MICT") in accordance with the concession agreement.

As at 30 September 2005. Property and equipment included a project in progress of Baht 562 million (31 December 2004: nil) relating to the Thaicom 5 project.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,442 million (31 December 2004: Baht 2,016 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028 (Note 17b).

In the first quarter of 2003, the Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the fourth quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. MICT, the legal owner of the Thaicom 3 satellite and the Company, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account". Consequently, in November 2003, MICT approved to provide the compensation received from the insurance company to the Company in order for the Company to proceed in accordance with the concession agreement, that the Company to provide three satellite transponders to compensate the damaged transponders of the Thaicom 3 satellite and to build a new satellite, including gateway stations and other related equipment to replace the Thaicom 3 satellite.

The Company has proceeded in accordance with the MICT's conditions as discussed above in that on 30 June 2005, the Company entered into an agreement for the construction of the Thaicom 5 satellite to replace the Thaicom 3 satellite. Consequently, the Company has recognised compensation for the satellite construction of USD 26.26 million (Baht 1,083 million), in these interim financial statements as other income in the statement of income and insurance compensation receivable in the balance sheet, bears the proportion of the compensation that compensates new construction.

In the third quarter of 2004, due to spacecraft power maintenance, the Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. On 7 July 2005, the Company and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from 5.89 years to 2.5 years. This results in an increase in annual amortisation of the Thaicom 3 satellite from Baht 344 million per annum to Baht 652 million per annum, effective from the third quarter of 2005. In addition, the change in the remaining useful life of the Thaicom 3 satellite has resulted in recognition of impairment loss amounting to Baht 400 million. The Company applied the value in use method in determining the impairment loss, applying a discount rate of 5% per annum to estimated future cash flows. The Company has recognised this impairment loss as expenses in the second quarter of 2005.

9 Capital expenditure and commitments (Continued)

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

		Consolidated		Company	
	Currency	30 September 2005 '000	31 December 2004 '000	30 September 2005 '000	31 December 2004 '000
IPSTAR Project	USD	24,203	50,128	24,155	49,980
	NOK	1,900	4,560	1,900	4,560
	AUD	1,154	251	-	-
Thaicom 5 Project	USD	88,996	-	88,996	-
Telephone network	USD	12,084	18,459	-	-
Total	USD	125,283	68,587	113,151	49,980
	NOK	1,900	4,560	1,900	4,560
	AUD	1,154	251	-	-
Total in Thai Baht	THB	5,198,432	2,725,977	4,663,390	1,988,877

10 Borrowings

	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Current				
Short-term loans from financial institutions	28,000	1,392,100	-	1,290,100
Current portion of long-term borrowings	2,563,410	2,222,203	2,051,773	1,832,277
Non-current				
Long term borrowings	15,060,140	12,141,622	13,340,811	10,248,653
Total borrowings	17,651,550	15,755,925	15,392,584	13,371,030

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2005		
Opening net book value	15,755,925	13,371,030
Proceeds from short-term borrowings	177,000	70,000
Proceeds from long-term borrowings, net of financial expenses	2,743,263	2,702,360
Repayments of short-term borrowings	(1,546,458)	(1,365,458)
Increase from change in status of account payable-property and equipment	137,043	-
Repayments of long-term borrowings	(297,227)	(454)
Unrealised loss on exchange rate	611,887	609,748
Realised loss on exchange rate	5,358	5,358
Foreign currency translation adjustments	64,759	-
Closing net book value	17,651,550	15,392,584

10 Borrowings (Continued)

Credit facilities

As at 30 September 2005, available credit facilities for loans from local and oversea banks are Baht 1,581 million and USD 46 million (31 December 2004: Baht 628 million and USD 79 million).

Facility agreements in relation to the financing of the IPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

C. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The Company entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 11 October 2005 amounting to USD 33.88 million over 8.75 years and USD 38.36 million over 8.58 years, respectively. These credit agreements bear interest at fixed rates. The Company must comply with the conditions in the aforesaid credit agreements with regard to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will occur six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

11 Share capital and premium on share capital

	For the nine-month period ended 30 September 2005			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	876,882	4,384,409	2,198,395	6,582,804
Increase from shares issued to public	208,000	1,040,000	2,067,051	3,107,051
Increase during the period	5,876	29,380	30,922	60,302
Closing balance	1,090,758	5,453,789	4,296,368	9,750,157

The Company's registered share capital as at 30 September 2005 comprised 1,121.3 million ordinary shares (31 December 2004: 1,113.7 million ordinary shares) of Baht 5 each (31 December 2004: Baht 5 each). 1,090.8 million ordinary shares are issued and fully paid-up (31 December 2004: 876.9 million ordinary shares).

11 Share capital and premium on share capital (Continued)

At the shareholders' Annual General Meeting on 31 March 2005, a resolution was passed to approve a reduction in the Company's registered share capital by way of cancellation of 208,000,000 registered shares that have not been issued and paid-up, from the total registered share capital of 1,113,694,400 shares, at a par value of Baht 5 each. After the reduction, the remaining registered share capital of the Company will be 905,694,400 shares. The shareholders then passed a resolution to approve an increase in the Company's registered share capital from 905,694,400 shares, at a par value of Baht 5 each to 1,121,256,500 shares, at a par value of Baht 5 each, by issuing 215,562,100 additional ordinary shares. The number of additional ordinary shares to be allocated for public sale cannot be over 208,000,000 shares. The remaining 7,562,100 ordinary shares are to support warrants to be issued to its directors and employees under ESOP Grant IV. The Company registered the decrease and the increase in the Company's registered share capital with the Ministry of Commerce on 20 and 21 April 2005, respectively.

In addition, the meeting also passed a resolution to approve the issuance and allocation of warrants of 7,562,100 shares, or equivalent to 0.86% of the Company's total issued and paid-up share capital as at 31 December 2004, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of the Company and its subsidiaries. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is Baht 16.81 per share, which is the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days before the annual ordinary shareholders' meeting. On 27 May 2005, the Securities and Exchange Commission approved the Company's ESOP scheme (Grant IV) and the Company granted warrants to directors and employees of the Company and its subsidiaries on 31 May 2005.

On 8 June 2005, the Company registered an increase in issued and paid-up share capital with the Ministry of Commerce of 208,000,000 ordinary shares. The Company issued these ordinary shares to the public and entered into registration on the Stock Exchange of Thailand on 10 June 2005 at the offering price of Baht 15.30 per share. The Company received cash proceeds for the par value of the ordinary shares Baht 1,040 million and premium on share capital, net off direct cost of ordinary shares issued, Baht 2,067 million.

As a result of issuance of 208,000,000 ordinary shares to public as described in the above, the exercise ratio and exercise price of the warrants under the ESOP schemes (Grant I, II, III and IV) were affected. Therefore, the Company changed the exercise ratio and exercise price of these warrants as detailed below, effective from 2 June 2005 onwards.

	Exercise ratio (unit : share)		Exercise price per unit (Baht)	
	Former	New	Former	New
ESOP - Grant I	1 : 2	1 : 2.04490	13.375	13.081
ESOP - Grant II	1 : 2	1 : 2.04490	6.42	6.279
ESOP - Grant III	1 : 1	1 : 1.02245	14.225	13.913
ESOP - Grant IV	1 : 1	1 : 1.02245	16.81	16.441

As at 30 September 2005, the Company has four ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued (million units)	Exercise ratio (unit : share)	% *	Exercise price (Baht/share)	Exercise period	
						First	Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	1.83	13.081	26 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	1.01	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	0.67	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	0.86	16.441	31 May 2006	31 May 2010

* Percentage of total issued and paid-up share capital (before diluted shares) on issuance date.

11 Share capital and premium on share capital (Continued)

Movements in the number of warrants outstanding for the nine-month period ended 30 September 2005 (thousand units) are as follows:

	Opening balance	Issued during the period	Exercised during the period	Closing balance
ESOP - Grant I				
Directors	4,129	-	(1,570)	2,559
Employees	3,430	-	(61)	3,369
Total	7,559	-	(1,631)	5,928
ESOP - Grant II				
Directors	2,378	-	(411)	1,967
Employees	1,365	-	(699)	666
Total	3,743	-	(1,110)	2,633
ESOP - Grant III				
Directors	1,754	-	-	1,754
Employees	4,140	-	-	4,140
Total	5,894	-	-	5,894
ESOP - Grant IV				
Directors	-	2,967	-	2,967
Employees	-	4,595	-	4,595
Total	-	7,562	-	7,562
Grand Total	17,196	7,562	(2,741)	22,017

Compensation costs related to the warrants are not recognised in these interim financial statements for the fair value of the non-exercised warrants granted.

D.L

12 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the nine-month periods ended 30 September 2005 and 2004:

		Consolidated		Company	
	Notes	30 September 2005 Baht '000	30 September 2004 Baht '000	30 September 2005 Baht '000	30 September 2004 Baht '000
Net profit for the period		928,337	535,497	928,337	535,497
Adjustments for:					
Allowance for doubtful accounts		65,725	81,504	49,199	61,716
Reversal of allowance for doubtful accounts		-	412	-	-
Write-off of withholding tax		1,479	1,569	1,479	1,569
Provision for defective stock		38,072	669	38,072	(203)
Write-off of defective stock		-	5,431	-	5,431
Write-off of property and equipment	9	8,271	14,267	85	-
Write-off of deferred charges	9	509	-	509	-
Depreciation of property and equipment	9	452,874	389,798	163,586	169,357
Amortisation of property and equipment under concession agreements	9	610,214	544,643	610,214	533,133
Impairment of property and equipment under concession agreements	9	400,000	-	400,000	-
Amortisation of deferred charges	9	12,956	16,330	6,570	10,067
Amortisation of intangible assets	9	3,314	7,694	2,231	1,548
Amortisation of discounted bills of exchange		-	16,928	-	16,928
Loss (gain) on sales of property and equipment		(116)	3,759	(93)	4,164
Unrealised gain on exchange rate		(9,404)	(255,256)	(10,157)	(242,878)
Realised loss (gain) on exchange rate		(31,261)	146,852	(31,261)	146,852
Minority interests		3,340	30,961	-	-
Share of net results from investments - equity method	7 b	(61,376)	(80,034)	(278,739)	(232,414)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(275,389)	(257,675)	(269,877)	(156,404)
- amounts due from related parties		716	(10,884)	(9,621)	2,166
- inventories		(119,034)	7,867	(112,350)	20,902
- insurance compensation receivable		(906,399)	-	(906,399)	-
- other current assets		(245,247)	(129,343)	(264,080)	(60,886)
- other non-current assets		(35,392)	(94,891)	(17,301)	(90,465)
- trade accounts payable		172,009	271,723	66,715	44,527
- amounts due to related parties		(2,917)	(3,618)	1,458	3,278
- unearned income and advances from customers		25,808	168,155	(3,447)	122,358
- accrued concession fee		(381,227)	260,075	(344,188)	239,122
- accrued expenses		164,710	26,646	160,116	73,881
- accrued income tax		(89,158)	(41,218)	(77,290)	(69,842)
- other current liabilities		32,876	3,228	10,758	(17,196)
- other non-current liabilities		3,080	(2,331)	3,475	(4,730)
Cash generated from operating activities		767,370	1,658,758	118,001	1,117,478

13 Acquisition of investment of CS Loxinfo Public Company Limited

On 29 June 2005, CS Loxinfo Public Company Limited ("CSL") acquired additional 25.51 million common and preferred shares of Teleinfo Media Company Limited ("TMC") at Baht 25 per share (representing a 36.75% shareholding) from TOT Corporation Public Company Limited ("TOT"). The acquisition was subject to the following significant conditions:

1. On 29 June 2005, CSL paid an amount of Baht 20 per share to purchase these shares.

2. CSL will pay TOT an additional Baht 5 per share if TMC achieves aggregate total revenue from the fiscal year 2006 to 2007 of Baht 2,000 million or more. The payment is due within 30 days of TMC's financial statements for the year ending 31 December 2007 being approved by a certified public accountant authorised by the Securities and Exchange Commission.

The details of the acquired investment can be summarised as follows:

	Baht '000
Fair value of net assets acquired (36.75%)	186,858
The purchase consideration comprised of:	
Cash payment at the acquisition date	511,850
Additional payments under share purchase obligation	112,628
Total purchase consideration, net	624,478
Goodwill	437,620

Goodwill recognised from the acquisition of these additional common and preferred shares in TMC of Baht 437.62 million is amortised using the straight-line method over its estimated useful life of 11 years.

CSL has completed the appraisal of the fair value of assets and liabilities acquired and made an adjustment to leasehold improvements and equipment to reflect its fair value. The fair value of other assets and liabilities approximates their book value. The difference between net book value and net fair value of leasehold improvements and equipment of Baht 1.9 million has already been adjusted to the goodwill.

14 Financial instruments

Derivative financial instruments	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Foreign currency forward contracts				
Assets	253,234	557	253,234	557
Liabilities	(167,368)	(555,380)	(167,368)	(555,380)

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date were:

	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Foreign currency forward contracts	143,841	(553,073)	143,841	(553,073)
Option contracts	(142,868)	530,551	(142,868)	530,551

The net fair values of foreign currency forward contracts and option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

15 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.34% (31 December 2004: 51.42%) of the Company's shares. Transactions with Shin and companies within the Shin group, such as subsidiaries, associates, joint ventures, key management personnel and other companies over which Shin and the Company have significant influence directly or indirectly through directors of the Company or the Shinawatra family or major shareholder are recognised as related party transactions of the Group.

Sales and services transactions with related parties were conducted on normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had significant related party transactions as follows:

a) Revenues

	Consolidated		Company	
For the three-month periods ended	**30 September 2005 Baht '000**	**30 September 2004 Baht '000**	**30 September 2005 Baht '000**	**30 September 2004 Baht '000**
Parent company				
Sales and services income	-	5	-	-
Subsidiaries				
Sales and services income	-	-	29,978	11,301
Other income	-	-	5,133	6,564
Associates				
Sales and services income	92,772	20,546	92,548	19,457
Other income	-	2,423	-	2,423
Joint venture				
Sales and services income	3,483	5,760	6,831	11,294
Related parties under common control				
Sales and services income	30,852	30,912	27,391	27,377

	Consolidated		Company	
For the nine-month periods ended	**30 September 2005 Baht '000**	**30 September 2004 Baht '000**	**30 September 2005 Baht '000**	**30 September 2004 Baht '000**
Parent company				
Sales and services income	-	251	-	-
Subsidiaries				
Sales and services income	-	-	61,135	38,450
Other income	-	-	14,941	21,176
Associates				
Sales and services income	122,378	35,184	121,457	33,557
Other income	-	4,842	-	4,846
Joint venture				
Sales and services income	10,418	9,913	20,428	19,434
Related parties under common control				
Sales and services income	90,460	103,913	77,516	80,804

15 Related party transactions (Continued)

b) Expenses and assets

For the three-month periods ended	Consolidated 30 September 2005 Baht '000	Consolidated 30 September 2004 Baht '000	Company 30 September 2005 Baht '000	Company 30 September 2004 Baht '000
Parent company				
Selling and administrative expenses	10,525	10,256	10,226	9,975
Subsidiaries				
Purchases of goods and services	-	-	5,657	463
Selling and administrative expenses	-	-	20	28
Associates				
Purchases of goods and services	3,418	6,953	3,131	6,966
Selling and administrative expenses	232	292	193	239
Joint venture				
Purchases of goods and services	-	3,905	-	7,658
Related parties under common control				
Purchases of goods and services	2,022	2,046	1,999	2,015
Selling and administrative expenses	15,374	3,129	15,374	2,769
Other related party				
Payments for work in progress	11,922	14,652	11,922	14,652

For the nine-month periods ended	Consolidated 30 September 2005 Baht '000	Consolidated 30 September 2004 Baht '000	Company 30 September 2005 Baht '000	Company 30 September 2004 Baht '000
Parent company				
Selling and administrative expenses	32,587	29,660	31,396	28,076
Subsidiaries				
Purchases of goods and services	-	-	24,580	5,095
Selling and administrative expenses	-	-	115	28
Associates				
Purchases of goods and services	13,748	11,539	12,506	11,574
Selling and administrative expenses	742	1,831	625	562
Joint venture				
Purchases of goods and services	-	3,905	-	7,658
Selling and administrative expenses	60	-	118	-
Related parties under common control				
Purchases of goods and services	6,165	27,516	6,073	6,060
Selling and administrative expenses	20,765	12,123	20,411	6,694
Other related party				
Payments for work in progress	35,625	45,756	35,625	45,756

15 Related party transactions (Continued)

c) *Outstanding balance arising from sales/purchases of goods/services and expenses*

	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Parent company	-	375	-	-
Subsidiaries	-	-	36,289	34,407
Associates	88,413	36,600	88,312	35,896
Joint venture	17,044	8,726	33,419	17,111
Related parties under common control	1,946	2,976	-	-
Total trade accounts receivable - related parties	107,403	48,677	158,020	87,414
Accrued income - related parties				
Subsidiaries	-	-	7,541	9,464
Associates	1,284	2,032	1,281	2,002
Joint venture	-	4,264	-	8,362
Related parties under common control	9,454	6,677	9,094	6,121
Total accrued income - related parties	10,738	12,973	17,916	25,949
Total trade accounts receivable and accrued income - related parties	118,141	61,650	175,936	113,363
Amounts due from related parties				
Subsidiaries	-	-	12,615	2,778
Associates	52	4,559	52	145
Joint venture	8,801	5,010	113	236
Total amounts due from related parties	8,853	9,569	12,780	3,159
Other current assets - related parties				
Subsidiaries	-	-	11,364	1,765
Associates	1	104	-	104
Related parties under common control	52	52	52	52
Total other current assets - related parties	53	156	11,416	1,921
Other non-current assets - related parties				
Related parties under common control	1,323	1,333	1,323	1,323

15 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses (Continued)

	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Trade accounts payable - related parties				
Parent company	-	146	-	3
Subsidiaries	-	-	16,558	13,090
Associates	41,638	58,163	40,111	55,356
Related parties under common control	4,303	435	4,198	340
Total trade accounts payable - related parties	45,941	58,744	60,867	68,789
Accounts payable - property and equipment				
Other related parties	7,896	4,900	7,896	4,900
Amounts due to related parties				
Parent company	6,538	12,584	6,326	12,569
Subsidiaries	-	-	6,271	1,547
Associates	152	-	-	-
Related parties under common control	3,113	136	3,113	136
Total amounts due to related parties	9,803	12,720	15,710	14,252
Accrued expenses - related parties				
Associates	209	866	209	866
Related parties under common control	183	287	183	287
Total accrued expenses - related parties	392	1,153	392	1,153

d) Short-term loans and advance to related parties

	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Short-term loans and advance to related parties				
Subsidiary	-	-	-	69,736
Associate	19	-	19	-
Total short-term loans and advance to related parties	19	-	19	69,736

As at 30 September 2005, advance to an associated company is no interest and due date. The short-term loans to subsidiary as at 31 December 2004 beared interests at the rate between 3.58 - 3.74% per annum and were repayable at call.

15 Related party transactions (Continued)

d) Short-term loans and advance to related parties (Continued)

The movements of short-term loans and advance to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2005		
Opening balance	-	69,736
Loans and advance during the period	19	12,940
Unrealised gain on exchange rate	-	4,499
Reclassification to long-term loan (Note 15e)	-	(87,156)
Closing balance	19	19

e) Long-term loan to a related party

	Consolidated		Company	
	30 September 2005 Baht '000	31 December 2004 Baht '000	30 September 2005 Baht '000	31 December 2004 Baht '000
Long-term loan to a related party				
Subsidiary	-	-	104,902	-
Total long-term loan to a related party	-	-	104,902	-

The long-term loan to a subsidiary bears interests at the rates between 3.58 - 4.42% per annum and is repayable at call, although the Company committed not to call within one year.

The movements of long-term loan to a related party can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2005		
Opening balance	-	-
Loans and advance during the period	-	18,523
Unrealised gain on exchange rate	-	(777)
Reclassification from short-term loan (Note 15d)	-	87,156
Closing balance	-	104,902